EXHIBIT 99.1

INTERIM FINANCIAL INFORMATION

GOLDEN OCEAN GROUP LIMITED

First Quarter 2024

May 22, 2024

Hamilton, Bermuda, May 22, 2024 - Golden Ocean Group Limited (NASDAQ/OSE: GOGL) (the “Company” or “Golden Ocean”), the world's largest listed owner of large size dry bulk vessels, today announced its unaudited results for the quarter ended March 31, 2024.

Highlights

▪
Net income of $65.4 million and earnings per share of $0.33 (basic) for the first quarter of 2024, compared with net income of $57.5 million and earnings per share of $0.29 (basic) for the fourth quarter of 2023.

▪	Adjusted EBITDA[1] of $114.3 million for the first quarter of 2024, compared with $123.2 million for the fourth quarter of 2023.
▪	Adjusted net income[1] of $58.4 million for the first quarter of 2024, compared to $64.6 million for the fourth quarter of 2023.
▪	Reported TCE[2] rates for Capesize and Panamax vessels of $27,222 per day and $14,978 per day, respectively, and $22,628 per day for the entire fleet in the first quarter of 2024.
▪	Completed a sale of one Panamax vessel for net consideration of $15.7 million.
▪	Subsequent to quarter end, signed and closed the $180 million credit facility, at record low credit margin and attractive terms.
▪	Estimated TCE rates, inclusive of charter coverage calculated on a load-to-discharge basis, are approximately:
•	$27,200 per day for 75% of Capesize available days and $14,500 per day for 82% of Panamax available days for the second quarter of 2024.
•	$25,200 per day for 24% of Capesize available days and $20,500 per day for 41% of Panamax available days for the third quarter of 2024.
▪
Announced a cash dividend of $0.30 per share for the first quarter of 2024, which is payable on or about June 17, 2024, to shareholders of record on June 7, 2024. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about June 19, 2024.

Lars-Christian Svensen, Chief Executive Officer, commented:

“Golden Ocean was well positioned as the new year got underway with significant spot exposure to capture counter-seasonal strength in freight rates during the first quarter of 2024. The freight market and strong year-over-year demand growth offer clear indications that the market is beginning to tighten. Looking forward, the demand outlook is broadly optimistic, firmly supported by limited fleet supply growth, particularly in the Capesize segment. The Company has over the last three years returned over $1 billion, or $5.1 per share in dividends to its shareholders, largely due to the modern fleet and industry low cash break even rates. Given its fleet profile and exposure to the trades offering the greatest upside, the Company has the potential to generate significant returns to its shareholders in the coming years.”

1Adjusted EBITDA (adjusted earnings before interest, taxes, depreciation and amortization), Adjusted net income/(loss) and Adjusted basic earnings/(loss) per share are non-GAAP measures. A reconciliation of adjusted EBITDA, Adjusted net income/(loss) and Adjusted basic earnings/(loss) per share to the most directly comparable GAAP measure is included in the back part of this report.

2TCE rate, or time charter equivalent rate, is a non-GAAP measure. A reconciliation of TCE rate to the most directly comparable GAAP measure is included in the back part of this report.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

Fleet Development & Performance

As of the date of this report, the Company's fleet consists of 94 vessels, including three newbuildings, with an aggregate capacity of approximately 14.1 million deadweight tonnes ("dwt"). The Company's fleet consists of:

a.	83 vessels owned by the Company (52 Capesize and 31 Panamax vessels);
b.	Eight Capesize vessels chartered in on long-term leases with profit-sharing arrangements; and
c.	Three 85,000 dwt Kamsarmax vessels on order.

As of the date of this report, the Company has three vessels under construction with $65.9 million of related outstanding contractual commitments due by the fourth quarter of 2024. Funding of the commitments are covered by committed debt financing.

In the fourth quarter of 2023 the Company entered into an agreement to sell one Panamax vessel for net consideration of $15.7 million. The vessel was delivered to its new owner in the first quarter of 2024 and a gain from the sale of $1.1 million was recorded upon delivery in the first quarter of 2024.

Three drydocks are expected to be carried out in the second quarter of 2024, of which two have been substantially completed as of today.

The Company’s estimated TCE rates for the second quarter of 2024 are $27,200 per day for 75% of available days for Capesize vessels and $14,500 per day for 82% of available days for Panamax vessels. These estimates are forward-looking statements and based on time charter contracts entered by the Company as well as current spot fixtures on the load-to-discharge method, whereby revenue is recognized on a straight-line basis over the voyage from the commencement of loading to the completion of discharge. The actual TCE rates to be earned will depend on the number of contracted days and the number of ballast days at the end of the period when vessels are sailing without cargo. According to the load-to-discharge accounting method, the Company will not be able to recognize revenue for any ballast days or uncontracted days at the end of the second quarter of 2024. At the same time, expenses for uncontracted days cannot be deferred and will be recognized.

The Company has secured 24% of total days at an average rate of $25,200 per day for Capesize vessels and 41% of total days for Panamax vessels at an average rate of $20,500 per day in the third quarter of 2024.

Corporate Development

In April 2024, the Company signed a $180 million credit facility to refinance six Newcastlemax vessels. The financing has a five-year tenor, an interest rate of SOFR plus a margin of 160 basis points per annum, an age adjusted amortization profile of 20 years, and is secured by the six vessels.

The Company announced today a cash dividend of $0.30 per share for the first quarter of 2024, which is payable on or about June 17, 2024, to shareholders of record on June 7, 2024. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later, on or about June 19, 2024.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

First Quarter 2024 Results

First Quarter 2024 Income Statements

The Company reported net income of $65.4 million and basic earnings per share of $0.33 for the first quarter of 2024, compared to net income of $57.5 million and basic earnings per share of $0.29 for the fourth quarter of 2023.

Adjusted net income for the first quarter of 2024 was $58.4 million, compared to $64.6 million for the fourth quarter of 2023.

Adjusted EBITDA was $114.3 million for the first quarter of 2024, a decrease of $8.9 million from $123.2 million for the fourth quarter of 2023.

Operating revenues were $246.7 million in the first quarter of 2024, a decrease of $7.5 million from $254.2 million in the fourth quarter of 2023. Total number of onhire days reduced by 195 days in comparison to the fourth quarter of 2023, out of which 86 days reduction relates to fewer trading activity days and 90 days reduction relates to fewer calendar days in the quarter. The balance of the decrease in days relates to sales and purchases activity.

The Company achieved an average TCE rate for the fleet of $22,628 per day in the first quarter of 2024 compared to that of $21,958 per day in the fourth quarter of 2023.

Two vessels were in drydock during the first quarter of 2024, consistent with the previous quarter. This resulted in 97 offhire days compared to 109 offhire days in the fourth quarter of 2023. Voyage expenses decreased by $7.4 million to $50.0 million from the fourth quarter of 2023 as a result of fewer voyage charters in the period.

Other revenues were $1.0 million in the first quarter of 2024 compared to $2.5 million in the fourth quarter of 2023. In the fourth quarter of 2023 the Company recorded loss of hire insurance income for several of our vessels.

Gain from disposal of vessels was $1.1 million in the first quarter of 2024 related to the sale of a Panamax vessel, compared to $5.8 million in the fourth quarter of 2023 related to the sale of Golden Hawk.

Ship operating expenses amounted to $62.6 million in the first quarter of 2024 compared to $63.4 million in the fourth quarter of 2023. In the first quarter of 2024, ship operating expenses included $54.7 million in running and other various expenses (compared to $54.8 million in the fourth quarter of 2023). Running expenses mainly consisted of crew costs, repair and maintenance, spares and insurance.

In addition to running expenses, ship operating expenses included $4.7 million in drydocking expenses (compared with $5.1 million in the fourth quarter of 2023) and $0.9 million in various energy saving initiatives and digitalization expenses (compared to $0.5 million in the fourth quarter of 2023). In the first quarter of 2024, $2.4 million in estimated ship operating expenses for vessels on time charter-in contracts were

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

reclassified from charterhire expenses to ship operating expenses (compared with $3.1 million in the fourth quarter of 2023) and calculated based on numbers of chartered in days and an estimated operating expenses rate per day of $5,700.

Charter hire expenses were $7.3 million in the first quarter of 2024 compared to $6.9 million in the fourth quarter of 2023. Out of total $0.4 million increase, $2.2 million relates to profit share expense for vessels chartered in from SFL Corporation Limited (“SFL”). The increase was offset by a 86 day decrease in chartered-in days compared to the fourth quarter of 2023.

Administrative expenses were $7.4 million in the first quarter of 2024, compared to $4.9 million in the fourth quarter of 2023, an increase primarily due to higher non-recurring personnel expenses.

Depreciation was $35.1 million in the first quarter of 2024, a decrease of $1.1 million compared to $36.2 million in the fourth quarter of 2023 due to lower number of vessel days during the period.

Net interest expense was $27.2 million in the first quarter of 2024, a decrease from $27.4 million in the fourth quarter of 2023, mainly due to a higher interest income on our deposits during the period.

In the first quarter of 2024, the Company recorded a $12.0 million net gain on derivatives, resulting from $5.4 million in unrealized gains on the mark-to-market changes of interest rate swaps, $4.2 million in realized gains/interest income on interest rate swaps and a $2.2 million realized gains on forward freight agreements.

The Company recorded a loss from associated companies of $4.6 million in the first quarter of 2024 compared to a gain of $2.7 million in the fourth quarter of 2023.

First Quarter 2024 Cash Flow Statements and Balance Sheet as of March 31, 2024

As of March 31, 2024, the Company had cash and cash equivalents of $147.4 million, including restricted cash balances of $2.7 million, an increase of $28.8 million from December 31, 2023. In addition, the Company had undrawn available credit lines of $125.0 million under its revolving credit facilities. In the first quarter of 2024, cash provided by operating activities amounted to $115.8 million, including a positive working capital change of $15.4 million and dividends of $0.6 million received from associated companies.

For the three months ended March 31, 2024, total net cash used in investing activities was $12.2 million. This included $27.0 million in installments and other costs relating to our Kamsarmax newbuilding contracts and $0.9 million in minor additions to vessels, offset by $15.7 million from proceeds received from the sale of one Panamax vessel.

Net cash used in financing activities was $74.9 million in the first quarter of 2024 and included a drawdown of $310 million on the new $360 million sustainability-linked credit facility, which refinanced $256.6 million outstanding debt under $120 million and $304 million prior credit facilities, and a partial $20.2 million drawdown on the new $85 million credit facility entered into to finance one of the four last newbuilding deliveries (Golden Erling). Further, cash used included $21.4 million in scheduled debt repayment, $7.7 million in debt relating to sale of a Panamax vessel, a $50.0 million repayment of the Company's revolving credit

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

facilities, $6.3 million in repayment of finance leases, $59.9 million in dividend payments and $3.8 million in debt fees. Additionally, $0.5 million was received for share options exercised.

As of March 31, 2024, the book value of the Company's long-term debt was $1,363.8 million, including the current portion of long-term debt of $114.2 million. The book value of finance lease obligations was $82.7 million, including the current portion of finance lease obligations of $19.8 million.

The Dry Bulk Market

The dry bulk market displayed counter-seasonal strength in the first quarter of 2024. Freight rate momentum carried over from the prior quarter, supported by year-over-year demand growth across all commodity groups as well as longer sailing distances. Once again, larger vessel segments where the Company’s fleet is focused, showed relative strength due to supportive dynamics in certain trades, including iron ore, coal, and bauxite. Global dry bulk fleet utilization (calculated as total tonne-mile demand divided by total available fleet capacity) was 89.3% in the first quarter of 2024, according to Maritime Analytics, indicating a tightening market balance. Total seaborne transportation of dry bulk goods was 1,223 mt in the first quarter of 2024, representing a decline of 0.9% compared with the fourth quarter of 2023, but a 4.5% increase compared with the first quarter of 2023.

Global steel production increased by 8.5% in the first quarter of 2024 compared with the fourth quarter of 2023, driven by a 15.1% increase in production in China, the world’s largest steel producer. Indian steel production increased by 2.8% in the first quarter of 2024 compared with the fourth quarter of 2023 and increased by 9.5% compared to the first quarter of 2023. Outside of China and India, steel production increased by 1.2% compared with the prior quarter and is expected to increase further over the next several years as construction activity recovers from current depressed levels.

First quarter global iron ore imports increased by 1.9% compared with the fourth quarter of 2023 and by 4.7% compared with the first quarter of 2023. Chinese iron ore imports increased by 5.3% compared to the first quarter of 2023. Imports of iron ore to China from Brazil reached record levels for the quarter, increasing by 30.6% compared with the first quarter of 2023. Brazilian iron ore exports are expected to remain robust in 2024, providing strong support to tonne-mile demand for Capesize vessels.

Global coal imports decreased by 2.4% in the first quarter of 2024 compared with the fourth quarter of 2023, but increased by 6.0% compared with the first quarter of 2023, driven by continued growth in both coking coal and thermal coal volumes. Although coal imports to India and China decreased compared with the prior quarter, imports increased into other regions, including Europe and other Asian countries, partly offsetting the decline.

Trade of minor bulks, including bauxite, increased by 2.1% compared with the fourth quarter of 2023 and by 7.3% compared with the first quarter of 2023. The growing West Africa to China bauxite trade, which primarily benefits Capesize vessels, has provided strong support to tonne-mile demand. Trade in minor bulks is expected to increase with a recovering global economy.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

Transportation of essential agribulks, which represented 12.4% of total seaborne volumes in the first quarter of 2024, decreased by 4.5% compared with the fourth quarter of 2023 but increased by 0.6% compared with the first quarter of 2023. Despite the quarter-over-quarter decline in volumes, tonne-mile demand benefiting from a surge in sailing distances, and Maritime Analytics expect global agribulk tonne-mile demand to grow by 3.9% in 2024 and a further 3.6% in 2025.

The global fleet of dry bulk vessels amounted to 1,011.6 million dwt at the end of the first quarter of 2024, absorbing a net increase of 8.5 million dwt in the quarter. Newbuilding ordering decreased to 7.3 million dwt of vessels ordered, including 15 Capesize vessels totaling 2.9 million dwt and 31 Panamax vessels totaling 2.6 million dwt. The orderbook as a percentage of the global fleet stood at 9.3% at the end of the quarter, a modest decrease from the start of 2024, but well below an average of approximately 24% over the last 25 years and remains near historical low levels. The Capesize orderbook is just 6.1%, compared with an average of approximately 29% over the last 25 years, and the lowest among the dry bulk segments. Three Capesize vessels were recycled in the first quarter of 2024 which represents an annualized rate of recycling of 0.6% of the fleet. This is material compared to the expected delivery of 2% in 2024. In 2023, six Capesize vessels were scrapped, representing 0.3% of fleet and average Capesize scrapping last three years is 0.7%. While port congestion remained low compared to historical levels, effective fleet capacity was impacted by longer sailing distances as vessels have avoided the Suez Canal due to geopolitical tensions in the region and the Panama Canal due to low water levels.

Strategy and Outlook

While inflation has decelerated across developed economies, economic growth forecasts are supportive of continued solid demand for dry bulk commodities. Additionally, the prospect of easing interest rates presents a potential tailwind for a dry bulk freight market that has proven resilient in the rising rate environment of 2023. The International Monetary Fund (“IMF”) has revised its global GDP growth forecasts upwards to 3.2% in 2024 and left the 2025 forecast of 3.2% unchanged. The GDP growth forecast for emerging Asian economies is unchanged at 5.2% in 2024 and 4.8% in 2025. India's GDP is forecast to grow by 6.8% in 2024, an upwards revision, and 6.5% in 2025, while the IMF forecasts China's GDP to grow by 4.6% and 4.1% in 2024 and 2025, respectively.

Global tonne-mile demand is forecast to increase by 4.0% in 2024 and 3.0% in 2025, according to Maritime Analytics, and fleet utilization is forecast to increase in each of the next two years, implying steadily rising dry bulk freight rates. Any potential disruption to trade flows, including those caused by geopolitical events, may drive fleet inefficiency and push utilization and rates higher.

The Chinese economy is stabilizing following a series of stimulus measures in the second half of 2023 to support the real estate and the domestic construction sectors as well as increased spending on infrastructure.  The impact of these measures is demonstrated in the first quarter increase in the sale of land for new construction in two years. While stimulus measures have not yet resulted in increases in new home sales, there is the potential for pent-up demand to be released as prices stabilize. Chinese imports of minor bulks also

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

continue to be strong, supporting demand across various commodities, particularly bauxite, which benefits the Capesize vessel segment. Finally, the Chinese government’s recently announced GDP growth target of around 5% for 2024, exceeding the IMF forecast, which represents potential further upside.

Outside of China, Indian steel production continues to grow as the Indian government ramps up infrastructure spending. Additionally, other smaller Asian steel producers are expected to gradually ramp up production levels. More broadly, the prospect of lower interest rates is beginning to impact sentiment, particularly in the commodity-intensive construction sector. A gradual recovery in construction activity is expected to support trade in bulk commodities – both major and minor bulks – over the coming years across most geographies.  Coal volumes are also expected to remain firm. Chinese imports have remained elevated, Indian imports have started the year on a very firm note, and other Asia importers are seeing solid growth in imports, resulting in aggregate volume from those importers increasing in relevance.

The outlook for fleet supply also remains highly positive. An orderbook near 30-year lows as a percentage of the operating fleet is highly supportive of expectations for an improving freight market. With very strong visibility into fleet growth given limited shipyard capacity, there is very limited risk to fleet supply growth forecasts through 2027. Further, over the next couple of years, a material portion of the global Capesize fleet is turning 20 years of age or older. Additionally, there is upside potential to effective fleet supply given port congestion, which has historically been prone to volatility, remains at low levels. A further reduction in sailing speed represents additional potential upside. Average dry bulk vessel sailing speeds declined further in the first quarter of 2024 as an additional consequence of emission reduction policies.

Golden Ocean has been successfully pursuing a strategy of investing in the Company’s fleet to ensure the ability to generate cash flow under any market circumstances. The Company has simultaneously managed its industry-leading daily cash breakeven levels, which average approximately $14,100 per day for the full fleet. This strategy of maintaining low breakeven rates, coupled with a modern and efficient fleet that can command premium rates, ensures that the Company is well-protected against market downturns while also poised to generate significant cash flow during strong markets.

The Board of Directors continues to prioritize returning value to its shareholder and has consistently allocated capital towards dividends. While the amount and timing of future dividends will be based on the Company's financial performance, investment opportunities, and the overall market situation, the Company intends to continue to distribute a significant portion of its earnings to shareholders. Golden Ocean continues to monitor macroeconomic factors and their potential effects on the large size dry bulk markets and anticipates further improvement in market conditions as demand increases and fleet expansion moderates.

The Board of Directors
Golden Ocean Group Limited
Hamilton, Bermuda
May 22, 2024

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

Questions should be directed to:
Lars-Christian Svensen: Chief Executive Officer, Golden Ocean Management AS
+ 47 22 01 73 40

Peder Simonsen: Chief Financial Officer, Golden Ocean Management AS
+ 47 22 01 73 40

Forward-Looking Statements
Matters discussed in this earnings report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company is taking advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect the Company's current views with respect to future events and financial performance. This earnings report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements, include among other things: general market trends in the dry bulk industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values; a decrease in the market value of the Company’s vessels; changes in supply and demand in the dry bulk shipping industry, including the market for the Company’s vessels and the number of newbuildings under construction; delays or defaults in the construction of the Company’s newbuildings could increase the Company’s expenses and diminish the Company’s net income and cash flows; an oversupply of dry bulk vessels, which may depress charter rates and profitability; the Company’s future operating or financial results; the Company’s continued borrowing availability under the Company’s debt agreements and compliance with the covenants contained therein; the Company’s ability to procure or have access

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

to financing, the Company’s liquidity and the adequacy of cash flows for the Company’s operations; the failure of the Company’s contract counterparties to meet their obligations, including changes in credit risk with respect to the Company’s counterparties on contracts; the loss of a large customer or significant business relationship; the strength of world economies; the volatility of prevailing spot market and charter-hire charter rates, which may negatively affect the Company’s earnings; the Company’s ability to successfully employ the Company’s dry bulk vessels and replace the Company’s operating leases on favorable terms, or at all; changes in the Company’s operating expenses and voyage costs, including bunker prices, fuel prices (including increased costs for low sulfur fuel), drydocking, crewing and insurance costs; the adequacy of the Company’s insurance to cover the Company’s losses, including in the case of a vessel collision; vessel breakdowns and instances of offhire; the Company’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of the Company’s vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue); risks associated with any future vessel construction or the purchase of second-hand vessels; effects of new products and new technology in the Company’s industry, including the potential for technological innovation to reduce the value of the Company’s vessels and charter income derived therefrom; the impact of an interruption or failure of the Company’s information technology and communications systems, including the impact of cyber-attacks, upon the Company’s ability to operate; potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures (by the Company and the Company’s customers) related to complying with such regulations; changes in governmental rules and regulations or actions taken by regulatory authorities and the impact of government inquiries and investigations; the arrest of the Company’s vessels by maritime claimants; government requisition of the Company’s vessels during a period of war or emergency; the Company’s compliance with complex laws, regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977; potential difference in interests between or among certain members of the Board of Directors, executive officers, senior management and shareholders; the Company’s ability to attract, retain and motivate key employees; work stoppages or other labor disruptions by the Company’s employees or the employees of other companies in related industries; potential exposure or loss from investment in derivative instruments; stability of Europe and the Euro or the inability of countries to refinance their debts; inflationary pressures and the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; fluctuations in currencies; acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability; potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy, international sanctions or international hostilities, including the developments in the Ukraine region and in the Middle East, including the conflicts in Israel and Gaza, and the Houthi attacks in the Red Sea; general domestic and international political and geopolitical conditions or events, including any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries; the impact of adverse weather and natural disasters; the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to the Company’s Environmental, Social and Governance policies; changes in seaborne and other transportation; the length and severity of epidemics and pandemics and governmental responses thereto and the impact on the demand for seaborne transportation in the dry bulk sector; impacts of supply chain disruptions and market volatility surrounding impacts of the Russian-Ukrainian conflict and the developments in the Middle East; fluctuations in the contributions of the Company’s joint ventures to the Company’s profits and losses; the potential for shareholders to not be able to bring a suit against us or enforce a judgement obtained against us in the United States; the Company’s treatment as a “passive foreign investment company” by U.S. tax authorities; being required to pay taxes on U.S. source income; the Company’s operations being subject to economic substance requirements;

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

the volatility of the stock price for the Company’s common shares, from which investors could incur substantial losses, and the future sale of the Company’s common shares, which could cause the market price of the Company’s common shares to decline; and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F for the year ended December 31, 2023.

The Company cautions readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

INTERIM FINANCIAL INFORMATION

FIRST QUARTER 2024

Index
Unaudited Interim Condensed Consolidated Statements of Operations

Unaudited Interim Condensed Consolidated Balance Sheets

Unaudited Interim Condensed Consolidated Cash Flow Statements

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Operations
(in thousands of $, except per share data)	Three months ended March 31, 2024	Three months ended December 31, 2023	Three months ended March 31, 2023
Operating revenues
Time charter revenues	163,250	155,919	75,341
Voyage charter revenues	82,533	95,789	120,085
Other revenues	952	2,497	1,091
Total operating revenues	246,735	254,205	196,517

Gain from disposal of vessels	1,133	5,774	2,583

Operating expenses
Voyage expenses and commissions	50,036	57,454	64,231
Ship operating expenses	62,611	63,416	61,630
Charter hire expenses	7,308	6,894	16,782
Administrative expenses	7,430	4,909	4,162
Impairment loss on vessels	—	—	11,780
Depreciation	35,076	36,189	31,497
Total operating expenses	162,461	168,862	190,082

Net operating income	85,407	91,117	9,018

Other income (expenses)
Interest income	1,956	1,293	1,515
Interest expense	(29,177)	(28,663)	(22,013)
Gain/(loss) on derivatives	12,010	(8,237)	(2,083)
Equity results of associated companies	(4,558)	2,731	4,941
Other financial items	(201)	(319)	(170)
Net other (expenses) income	(19,970)	(33,195)	(17,810)
Net income before income taxes	65,437	57,922	(8,792)
Income tax expense	50	451	30
Net income (loss)	65,387	57,471	(8,822)

Per share information:
Earnings (loss) per share: basic	$0.33	$0.29	$(0.04)
Earnings (loss) per share: diluted	$0.33	$0.29	$(0.04)

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Balance Sheets
(in thousands of $)	As of March 31, 2024	As of December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	144,661	116,382
Restricted cash	2,746	2,254
Other current assets	167,136	160,281
Total current assets	314,543	278,917
Vessels and equipment, net	2,993,587	2,987,360
Vessels held for sale	—	14,486
Newbuildings	44,613	54,777
Finance leases, right of use assets, net	64,917	68,643
Operating leases, right of use assets, net	8,953	9,538
Other long term assets	75,252	75,297
Total assets	3,501,865	3,489,018

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	114,243	109,309
Current portion of finance lease obligations	19,844	19,601
Current portion of operating lease obligations	2,650	2,632
Other current liabilities	113,925	94,649
Total current liabilities	250,662	226,191
Long-term debt	1,249,591	1,260,758
Non-current portion of finance lease obligations	62,837	67,987
Non-current portion of operating lease obligations	8,907	9,621
Other long-term liabilities	1,956	2,570
Total liabilities	1,573,953	1,567,127
Equity	1,927,912	1,921,891
Total liabilities and equity	3,501,865	3,489,018

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Cash Flow Statements
(in thousands of $)	Three months ended March 31, 2024	Three months ended December 31, 2023	Three months ended March 31, 2023
Net income (loss)	65,387	57,471	(8,822)
Adjustments to reconcile net income to net cash provided by operating activities
Gain from disposal of vessels	(1,133)	(5,774)	(2,583)
Depreciation	35,076	36,189	31,497
Impairment loss on vessels	—	—	11,780
Amortization of time charter party out contracts	(422)	(427)	—
Dividends from associated companies	578	1,688	15,268
Equity results from associated companies	4,558	(2,731)	(4,941)
Mark to market value on derivatives	(5,617)	13,712	5,773
Other, net	1,961	421	1,904
Change in operating assets and liabilities	15,422	(3,678)	26,643
Net cash provided by operating activities	115,810	96,871	76,519

Investing activities
Additions to vessels and right of use assets	(871)	(333)	(123,864)
Additions to newbuildings	(27,023)	(6,133)	(15,711)
Repayments of loans receivable from related parties	—	—	925
Proceeds from sale of vessels	15,709	21,168	15,313
Other investing activities, net	—	—	2
Net cash provided by (used in) investing activities	(12,185)	14,702	(123,335)

Financing activities
Repayment of long-term debt	(335,656)	(52,327)	(247,545)
Proceeds from long-term debt	330,220	—	330,000
Net proceeds from share distributions	522	—	—
Debt fees paid	(3,802)	—	(3,592)
Dividends paid	(59,888)	(19,963)	(40,085)
Share repurchases	—	—	(509)
Repayment of finance leases	(6,250)	(20,387)	(6,286)
Net cash provided by (used in) financing activities	(74,854)	(92,677)	31,983
Net change	28,771	18,896	(14,833)
Cash, cash equivalents and restricted cash at start of period	118,636	99,740	138,073
Cash, cash equivalents and restricted cash at end of period	147,407	118,636	123,240

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
(in thousands of $, except for share data)	Three months ended March 31, 2024	Three months ended March 31, 2023
Number of shares outstanding
Balance at beginning of period	199,628,293	200,485,621
Repurchase of shares	—	(62,085)
Distribution of treasury shares	400,000	—
Balance at end of period	200,028,293	200,423,536

Share capital
Balance at beginning of period	10,061	10,061
Shares issued	—	—
Balance at end of period	10,061	10,061

Treasury shares
Balance at beginning of period	(11,527)	(5,014)
Repurchase of shares	—	(509)
Share distribution	2,950	—
Balance at end of period	(8,577)	(5,523)

Additional paid in capital
Balance at beginning of period	1,124	851
Stock option expense	—	127
Balance at end of period	1,124	978

Contributed capital surplus
Balance at beginning of period	1,582,257	1,582,257
Balance at end of period	1,582,257	1,582,257

Accumulated earnings
Balance at beginning of period	339,976	328,878
Distributions to shareholders	(59,888)	(40,085)
Distribution of treasury shares	(2,428)	—
Net income (loss)	65,387	(8,822)
Balance at end of period	343,047	279,971

Total equity	1,927,912	1,867,744

The accompanying selected notes are an integral part of these unaudited interim condensed consolidated financial statements.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

GOLDEN OCEAN GROUP LIMITED
SELECTED NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General

Golden Ocean Group Limited (the "Company" or "Golden Ocean") is a Bermuda incorporated shipping company specializing in the transportation of dry bulk cargoes. The Company's ordinary shares are listed on the Nasdaq Global Select Market with a secondary listing on the Euronext Oslo Stock Exchange.

2. Accounting policies

Basis of accounting

The unaudited condensed consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States. The unaudited condensed consolidated financial statements do not include all the disclosures required in the annual and interim consolidated financial statements and should be read in conjunction with the Company’s annual financial statements included in the Company’s annual report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on March 20, 2024.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2023.

3. Earnings per share

Basic earnings per share amounts for the three months ended March 31, 2024, are based on the weighted average number of shares outstanding of 199,672,737. The Company's treasury shares have been weighted for the portion of the period they were outstanding.

During the first quarter of 2024, 400,000 share options were exercised by the management and were settled by using treasury shares. As of March 31, 2024, there were no outstanding share options. For the three months ended March 31, 2024, outstanding share options were dilutive under the treasury stock method by 328,082 shares.

4. Vessels and equipment, net and vessels held for sale

In December 2023, the Company entered into an agreement to sell one Panamax vessel for net consideration of $15.7 million. The vessel was delivered to its new owner in the first quarter of 2024 and the gain from sale of approximately $1.1 million was recorded upon delivery in the first quarter of 2024.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

With reference to Note 5 “Newbuildings”, one newbuilding was delivered during the first quarter of 2024. Related accumulated costs were transferred to 'Vessels and equipment, net' in the total amount of $37.2 million.

5. Newbuildings

As described above, during the quarter ended March 31, 2024, one out of the remaining four Kamsarmax newbuildings was delivered with the total costs of $37.1 million. As of March 31, 2024, the Company had capitalized costs of $44.6 million relating to construction contracts for three remaining Kamsarmax newbuildings.

6. Leases

As of March 31, 2024, the Company had seven vessels held under finance lease and one vessel held under operating lease. All eight vessels are chartered in from SFL Corporation Ltd. (NYSE: SFL) (“SFL”). For the three months ended March 31, 2024, the Company made a total repayment of $6.3 million to SFL in connection with these leases.

As of March 31, 2024, the Company’s book value of finance lease obligations was $82.7 million, including the current portion of $19.8 million.

7. Investments in associated companies

The Company has an equity investment of 15.92% of the shares in SwissMarine Pte. Ltd. ("SwissMarine"), a dry bulk freight operator. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $43.7 million as of March 31, 2024.

The Company has an equity investment of 10% of the shares in TFG Marine Pte Ltd ("TFG"), a bunkering procurement joint venture company between Golden Ocean, Frontline plc and Trafigura Pte Ltd. The Company accounts for this investment under the equity method, and the book value of the investment amounted to $7.7 million as of March 31, 2024.

The Company has an equity investment of 50% of the shares in United Freight Carriers LLC ("UFC"), a dry cargo vessel operator and logistics service provider. The Company accounts for this investment under the equity method. During the three months ended March 31, 2024, the Company received dividends from UFC of $0.6 million, which were recorded as a reduction of investments. The book value of the investment amounted to $2.0 million as of March 31, 2024.

8. Long-term debt

As of March 31, 2024, the Company’s book value and outstanding principal of long-term debt was $1,363.8 million and $1,375.2 million, respectively. The current portion of long-term debt was $114.2 million.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

During the quarter ended March 31, 2024, the Company repaid $50.0 million on its revolving credit facilities, which resulted in undrawn revolving credit facility balance of $125 million at period end.

In December 2023, the Company signed a sale-and-leaseback agreement for an amount of $85.0 million to partially finance the four Kamsarmax newbuildings to be delivered during 2024. The lease financing has a ten-year tenor and an interest rate of SOFR plus a margin of 185 basis points per annum. The lease is repaid over a straight line amortization profile of 21 years and with purchase options throughout the term and at maturity. As of March 31, 2024, one newbuilding was delivered and we drew $20.2 million under the facility.

In February 2024, the Company signed a $360 million sustainability-linked credit facility to refinance a fleet of 20 vessels. The financing has a five-year tenor and has an age adjusted amortization profile of 20 years. The facility is priced with interest rate of SOFR plus a margin of 175 basis points per annum, and includes sustainability linked pricing element with an additional 5 basis points pricing adjustment, dependent on emission reduction performance.

9. Share capital

As of March 31, 2024, the Company had 201,190,621 issued and 200,028,293 outstanding common shares, each with a par value of $0.05. Additionally, the Company held 1,162,328 shares in treasury.

During the first quarter of 2024, 400,000 share options were exercised by the management and were settled by using treasury shares.

In the first quarter of 2024, the Company paid an aggregate of $59.9 million, or $0.30 per share in dividends to its shareholders related to its fourth quarter of 2023 results.

10. Related party transactions

The Company’s most significant related party transactions are with SFL, a company under the significant influence of the Company’s largest shareholder. With reference to Note 6, "Leases", the Company leased eight vessels from SFL during the first quarter of 2024.

In addition to charter hire for the eight vessels leased from SFL, other amounts charged by related parties primarily include general management fees and charter hire for short-term charters. Amounts earned from other related parties primarily include commercial management fees.

Pursuant to its agreement with TFG, the Company paid $32.4 million for bunker procurement in the three months ended March 31, 2024. As of March 31, 2024, amounts payable to TFG totaled $9.5 million.

11. Commitment and contingencies

As of March 31, 2024, the Company had three vessels under construction and outstanding contractual commitments of $69.5 million due by the fourth quarter of 2024.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

With reference to Note 7, "Investments in associated companies", the Company has a $30.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with TFG. As of March 31, 2024, there is no exposure under this guarantee.

12. Subsequent events

In April 2024, the Company signed a $180 million credit facility to refinance six Newcastlemax vessels. The financing has a five-year tenor and an interest rate of SOFR plus a margin of 160 basis points per annum, has an age adjusted amortization profile of 20 years, and is secured by the six vessels.

On May 22, 2024, the Company announced a cash dividend of $0.30 per share in respect of the first quarter of 2024, which is payable on or about June 17, 2024, to shareholders of record on June 7, 2024. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend later on or about June 19, 2024.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

(A) Reconciliation of Net Income (loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA represents net income (loss) plus net interest expense, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash and other items that the Company believes are not indicative of the ongoing performance of its core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by the Company may not be comparable to similar measures used by other companies.

The Company presents Adjusted EBITDA in addition to EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive adjusted EBITDA, the Company has excluded certain gains/losses such as those related to sale of vessels, sale of investments in associates, bargain purchase gain arising on consolidation, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

(in thousands of $)	Three months ended March 31, 2024	Three months ended December 31, 2023	Three months ended March 31, 2023
Net income (loss)	65,387	57,471	(8,822)
Interest income	(1,956)	(1,293)	(1,515)
Interest expense	29,177	28,663	22,013
Income tax expense	50	451	30
Depreciation	35,076	36,189	31,497
Amortization of time charter party out contracts	(422)	(427)	—
Earnings before Interest Taxes Depreciation and Amortization	127,312	121,054	43,203
Impairment loss on vessels	—	—	11,780
Gain from disposal of vessels	(1,133)	(5,774)	(2,583)
(Gain)/loss on derivatives	(12,010)	8,237	2,083
Other financial items	161	(333)	232
Adjusted Earnings before Interest Taxes Depreciation and Amortization	114,330	123,184	54,715

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share

Adjusted net income are earnings before the items set forth in the table below, which represent certain non-cash and other items that the Company believes are not indicative of the ongoing performance of its core operations. Adjusted Earnings/(loss) Per Share ("EPS") represents Adjusted Net Income divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP measures that are used by analysts in the shipping industry as common performance measures to compare results across peers. Adjusted net income and adjusted EPS are not items recognized by accounting principles generally accepted in the United States of America ("GAAP") and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of the Company’s operating performance or liquidity required by GAAP.

The Company’s presentation of Adjusted net income and adjusted EPS is intended to supplement investors’ understanding of the Company’s operating performance by providing information regarding the Company’s ongoing performance that exclude items the Company believes do not directly affect the Company’s core operations and enhancing the comparability of the Company’s ongoing performance across periods. The Company’s management considers Adjusted net income and adjusted EPS to be useful to investors because such performance measures provide information regarding the profitability of the Company’s core operations and facilitate comparison of the Company’s operating performance to the operating performance of its peers. Additionally, the Company’s management uses Adjusted net income and adjusted EPS as measures when reviewing the Company’s operating performance. While the Company believes these measures are useful to investors, the definitions of Adjusted net income and adjusted EPS used by the Company may not be comparable to similar measures used by other companies.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

The Company presents Adjusted Net Income in addition to Net Income because Adjusted Net Income eliminates the impact of additional non-cash and other items not associated with the ongoing performance of the Company’s core operations. To derive at adjusted Net Income, the Company has excluded certain gains/losses such as those related to sale of vessels, impairments on vessels, right of use assets and marketable securities, mark to market of derivatives and other financial items that it believes further reduce the comparability of the ongoing performance of the Company’s core operations across periods.

(in thousands of $, except per share data)	Three months ended March 31, 2024	Three months ended December 31, 2023	Three months ended March 31, 2023
Net income (loss)	65,387	57,471	(8,822)
Add back: Impairment loss on vessels	—	—	11,780
Less: Gain from disposal of vessels	(1,133)	(5,774)	(2,583)
Market to market value on derivatives	(5,617)	13,712	5,773
Amortization of time charter party out contracts	(422)	(427)	—
Other financial items	161	(333)	232
Adjusted net income	58,376	64,649	6,380
Weighted average number of shares outstanding - basic	199,673	199,628	200,424
Weighted average number of shares outstanding - diluted	200,001	199,996	201,040
Adjusted earnings per share - basic	$0.29	$0.32	$0.03
Adjusted earnings per share - diluted	$0.29	$0.32	$0.03

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Revenue:

Consistent with general practice in the shipping industry, the Company uses TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. The Company defines TCE income as operating revenues less voyage expenses and commission plus amortization of favorable/unfavorable charter party contracts (being the fair value above or below market of acquired time charter agreements). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of the Company's vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

(in thousands of $)	Three months ended March 31, 2024	Three months ended December 31, 2023	Three months ended March 31, 2023
Total operating revenues	246,735	254,205	196,517
Add: Amortization of time charter party out contracts	(422)	(427)	—
Less: Other revenues*	952	2,497	1,091
Net time and voyage charter revenues	245,361	251,281	195,426
Less: Voyage expenses & commission	50,036	57,454	64,231
Time charter equivalent income	195,325	193,827	131,195
*adjustment includes management fee revenue and other non-voyage related revenues recognized under other revenues.

(ii) Time Charter Equivalent Rate:

Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of the Company's entire operating fleet.

TCE rate is a measure of the average daily income performance. The Company's method of calculating TCE rate for each vessel type is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in the Company's possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in the Company's possession during such period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in the Company's possession during such period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024

(in thousands of $, except for TCE rate and days)	Three months ended March 31, 2024	Three months ended December 31, 2023	Three months ended March 31, 2023
TCE Income Capesize vessels	146,810	137,488	67,635
TCE Income Panamax, Ultramax vessels*	48,515	56,339	63,560
Total Time charter equivalent income	195,325	193,827	131,195
in days
Fleet onhire days Capesize vessels	5,393	5,461	4,966
Fleet onhire days Panamax, Ultramax vessels*	3,239	3,366	3,822
Total Fleet onhire days	8,632	8,827	8,788
in $ per day
TCE per day Capesize vessels	27,222	25,176	13,620
TCE per day Panamax, Ultramax vessels*	14,978	16,738	16,630
Time charter equivalent rate	22,628	21,958	14,929

* No Ultramax vessels in Company’s fleet as of March 31, 2024 and December 31, 2023.

GOLDEN OCEAN GROUP LIMITED, FIRST QUARTER 2024